Wilshire Bancorp, Inc. 3200 Wilshire Boulevard, Los Angeles, California 90010 Corporate Headquarters Telephone (213) 387-3200

June 2, 2010

VIA EDGAR

Michael Clampitt

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wilshire Bancorp, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 15, 2010
File No. 000-50923

and

Definitive Proxy on Schedule 14A
Filed April 16, 2010

Dear Mr. Clampitt:

This letter constitutes the response of Wilshire Bancorp, Inc. (the “Company”) to the comment letter of the staff (“Staff”) of the Division of Corporation Finance dated May 19, 2010 (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2009 filed March 15, 2010 and Definitive Proxy on Schedule 14A filed April 16, 2010 (the “2010 Proxy Statement”).

Set forth below are the Company’s responses to the Comment Letter.  For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Trade Finance Services, page 10

1.                                      Please provide a greatly enhanced description of your Trade Finance Services operating segment.  Also provide a detailed discussion of that segment’s results in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE:

The Company is currently in the process of restructuring certain departments, including the Trade Finance Services (“TFS”) operating segment.  This restructuring is due to the relatively small size of the TFS and its reduced production in recent years.  In anticipation of this restructuring, the Company disclosed in its 2009 Form 10-K that we were currently in the process of reassessing our business segment disclosure.  This disclosure can be found under the heading “Business Segments” on page 6, and also in Note 20 on page F-51, of our 2009 Form 10-K. We have not yet determined whether we will continue to report TFS as a separate operating business segment or return to reporting it as part of our Banking Operations business segment.  In the event we determine to continue to report TFS as a separate business segment, we will provide, if appropriate, enhanced disclosure in our future periodic filings similar to the following:

Our TFS primarily deals in letters of credit issued to customers whose businesses involve the international sale of goods.  A letter of credit is an arrangement (usually expressed in letter form) whereby the Company, at the request of and in accordance with customers instructions, undertakes to reimburse or cause to reimburse a third party,  provided that certain documents are presented in strict compliance with its terms and conditions.  Simply put, a bank is pledging its credit on behalf of the customer. The Company’s TFS offers the following types of letters of credit to customers:

•                  Commercial — An undertaking by the issuing bank to pay for a commercial transaction.

•                  Standby — An undertaking by the issuing bank to pay for the non-performance of applicant.

•                  Revocable — Letter of credit that can be modified or cancelled by the issuing bank at any time with notice to the beneficiary (does not provide beneficiary with a firm promise of payment).

•                  Irrevocable — Letters of credit that cannot be altered or cancelled without mutual consent of all parties.

•                  Sight — Letter of credit requiring payment upon presentation of conforming shipping documents.

•                  Usance — Letter of credit which allows the buyer to delay payment up to a designated number of days after presentation of shipping documents.

•                  Import — Letter of credit issued to assist customers in purchasing goods from overseas.

•                  Export — Letter of credit issued to assist customers selling goods from overseas.

•                  Transferable — Letter of credit which allows the beneficiary to transfer their right, in part of full, to another party.

•                  Non-transferable — Letter of credit which does not allows the beneficiary to transfer their right, in part of full, to another.

Our TFS services include the issuance and negotiation of letters of credit, as well as the handling of documentary collections.  On the export side, we provide advising and negotiation of commercial letters of credit, and we transfer and issue back-to-back letters of credit. We also provide importers with trade finance lines of credit, which allow for issuance of commercial letters of credit and financing of documents received under such letters of credit, as well as documents received under documentary collections. Exporters are assisted through export lines of credit as well as through immediate financing of clean documents presented under export letters of credit.

With respect to MD&A, the Company does not generally report on its results of operations or financial condition on a business segment basis.  Rather it reports on the results of operations and financial condition of the Company as a whole.  Accordingly, the Company included in its Form 10-K for the year ended 2009, the results of the TFS business segment within the corresponding disclosure regarding the results of the Company.  However, to the extent that we continue to report TFS as a separate business segment, we will specifically note within our existing discussion any significant results that are attributable to the TFS in future filings of our Form 10-K.

Item 1A.  Risk Factors, page 29

2.                                       Noting the significant increase in non-performing loans, revise to add a risk factor for increasing non-performing loans and disclose the amount of non-performing loans at the end of the period and at the end of the prior comparable period.  Also, disclose the 30 days delinquencies at the end of the period and at the end of the prior comparable period.

RESPONSE:

The Company will add a risk factor in future filings for increasing non-performing loans which discloses the amount of non-performing and delinquent loans at the end of the period and at the end of the prior comparable period similar to the following:

Increases in the level of non-performing loans could adversely affect our business, profitability, and financial condition.

Increase in non-performing loans could have an adverse effect on our earnings as a result of related increases in our provisions for loan losses, charge-offs, and other losses related to non-performing loans.  The increase in non-performing loans and resulting decline in earnings could deplete our capital, leaving the Company undercapitalized.  As a result of downturns in the economy in recent years, our non-performing loans have increased from $10.8 million at the end of 2007 and $18.2 million at the end of 2008 to $74.8 million at the end of 2009.  Delinquent loans, or loans still accruing but past due by 30 days or more, totaled

$30.5 million at December 31, 2009, representing an increase of $28.8 million, or 243.4%, from December 31, 2008.

Item 7.  Management’s Discussion of Financial Condition and Results of Operations

Non-Performing Assets, page 77

3.                                       We note that your performing troubled debt restructuring have increased from $2.2M as of December 31, 2008 to $64.6M as of December 31, 2009 and $46.5M as of March 31, 2010. Please address the following:

•                  Tell us whether at the time the loan is restructured you continue to accrue interest. If so, tell us all of the factors you consider in making this determination so as to be reasonably assured of repayment and performance according to the modified terms;

RESPONSE:

All of the Company’s loans that are modified as troubled debt restructuring (“TDR”) were performing and not in non-accrual status (i.e., it must be less than 90 days past due).  Consequently, all TDR loans at the time of restructuring are accruing and performing.  The Company classifies all loans past due greater than 89 days as non-accrual or non-performing.  This classification takes precedence over any TDR distinctions, and thus under Company policy, a non-performing loan that is not accruing, cannot be classified as a TDR.  If a TDR loan becomes a non-performing loan, it is reclassified as non-performing and taken out of TDR status.

Once it has been decided to restructure a loan as a TDR, the Company stringently reviews the financial statements and condition of the borrower to ensure collectability of the restructured loan considering the modified terms.  Based upon the new structure of the loan payments, the debt coverage ratio is evaluated, in addition to an evaluation of the underlying collateral of the loan to determine whether the borrower will continue to perform on the loan and repay all contractually obligated amounts.  The borrower’s payment history and past due records are also evaluated to ensure past payment performance. Most of our TDRs involve situations where the borrower is experiencing cash flow timing issues or a temporary slow-down in business.

•                  For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

RESPONSE:

As noted in our prior response, all of our TDR loans accrue interest as they are all performing loans. Once a loan becomes past due by greater than 90 days, or if we believe for any reason that we will not be able collect all contractual payments, we classify the loan as non-performing.  When we restructure a loan to TDR status, we collect current financial information from the borrower, including tax returns, cashflow statements, financial statements and other documents to ensure that the borrower will have the ability to make timely contractual payments under the modified terms.  In addition we recalculate debt coverage, loan-to-value ratios and consider other factors to further assess the borrower’s position with respect to the restructured loan.

•                  For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan.  If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured;

RESPONSE:

The Company has not charged-off any portions of troubled debt restructured loans that were accruing interest at the time the loan was restructured.

Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status; and

RESPONSE:

Historically, all of our TDR loans were accruing at the time of the restructuring, and as December 31, 2009 and March 31, 2010, all TDR loan were accruing interest.  Accordingly, there is no need to determine when a TDR loan will return to accrual status.  However, in accordance with the Company’s policies, a TDR loan that is in compliance with its modified terms and that is yielding a market rate can be upgraded out of TDR classification in the calendar year following the year in which the modification took place.  Specifically, if all of the above conditions are satisfied and a borrower has made continual payments for six months, the loan can be considered for removal from TDR status.

•                  Quantify and disclose the types of concessions made (i.e. reduction in interest rate, extensions of the loan’s maturity, or other actions) distinguishing between each loan product along with a discussion of your success with these different types of concessions.

RESPONSE:

At December 31, 2009, we had 23 loans totaling $64.6 million classified as TDR loans.  At December 31, 2009, we had 23 loans totaling $64.6 million classified as TDR loans.  Nine of our TDR loans with balances totaling $34.0 million at December 31, 2009 were given interest rate concessions in addition to maturity extensions. One borrower, with extensions of credit totaling $574 thousand was given an interest rate concession in addition to consolidating principal, interest, late charges and legal fees into one loan. The remaining 13 TDR loans, totaling $30.0 million, were loans that were given only interest rate concessions.  Most of the concessions given to borrowers are for terms of less than 12 months.

The bulk of our TDR loans are made up of commercial real estate and multifamily residential loans, accounting for approximately 48.5% and 49.1% of total TDRs, respectively.  All except one of the 13 commercial real estate loans were given interest rate concessions only, and one commercial real estate TDR loan was given an extended amortization period in addition to the rate concession.  Of the $31.7 million in multifamily residential loans, six loans totaling $28.7 million are related loans to the same borrower. All seven multifamily residential loans were given rate concessions in addition to maturity extensions.

Since December 31, 2009, most of our success with TDR loans has come from commercial real estate loans that were given only interest rate concessions.  Since December 2009, the Company has upgraded two commercial real estate loans out of TDR status, and one TDR loan was paid-off for a total of $5.2 million. We have also upgraded since December 31, 2009 the commercial TDR loan that had a balance of $574,000 that was given an interest rate concession and a consolidation of amounts due.  At December 31, 2009 none of our TDR loans were more than 30 days past due.  At March 31, 2010, three of our TDR loans, totaling $5.6 million were more than 30, but less than 90 days past due.  These loans, however, were former Mirae Bank loans that are covered by the loss sharing agreements with the FDIC.  There were no non-covered loans that were past due greater than 30 days.  We believe that TDR loans with concessions consisting of a combination of rate reductions and maturity extensions performed reasonably well as evidenced by the fact that there were no past due amounts at March 31, 2010.

4.                                      As a related matter, we note that troubled debt restructurings for December 31, 2009 were $64.6M.  However, in your Form 10-Q for the quarter ended March 31, 2010 on page 35, you state that your troubled debt restructurings were $55.4M for this same time period.  Please reconcile this difference and revise you future filings accordingly.

RESPONSE:

At December 31, 2009 our total TDR loans were $64.6 million.  This figure represents a total of Covered Loan TDRs in the amount of $9.2 million and Non-Covered TDRs in the amount of $55.4 million.  As was disclosed in our Form 10-K for the year ended 2009 and in our Form 10-Q for the quarter ended March 31, 2010, the term “Covered Loans” refers to former Mirae Bank loans that are covered by the loss sharing agreements with the FDIC and the term “Non-Covered Loans” refers to all loans that are not covered by the FDIC loss sharing agreements.  The table on page 77 of our Form 10-K for the year ended 2009 showing December 31, 2009 TDR figures included all TDR loans (Covered and Non-Covered), while the table on page 35 of our Form 10-Q for quarter ended March 31, 2010 was specifically for Non-Covered assets at December 31, 2009.  The discrepancy is due to the Covered TDR portion of $9.2 million.  Our future filings will include disclosure of total TDRs for prior periods, as well as the full breakdown of the Covered, and Non-Covered portions.  We will clarify whether included values refer to Covered Loans, Non-Covered Loans or both Covered and Non-Covered Loans.

Item 8.  Financial Statements and Supplementary Data

Note 3.  Fair Value Option and Measurement For Financial Assets and Liabilities, page F-20

5.                                      We note disclosure on page F-21 that you determine the fair value of collateral dependent impaired loans by use of appraisals and other matrix pricing models, which require a significant degree of management judgment. Please tell us the following as of March 31, 2010 and December 31, 2009:

•                  Tell us in more detail the other matrix pricing models you use to determine fair value for your collateral dependent impaired loans;

RESPONSE:

Although the matrix pricing model remains an available tool for loan valuation, we have not used the matrix pricing model for valuation of collateral dependent impaired loans in recent years.  It was not used during the periods covered by our Form 10-K for year ended 2009 or our Form 10-Q for quarter ended March 31, 2010, and we do not expect to use this pricing matrix anytime in the future.  In future filings we will omit other matrix pricing models as a method of determining fair value.

•                  Tell us how you decide whether to using a matrix pricing model as compared to the use of an appraisal; and

RESPONSE:

As stated in the previous response, the matrix pricing model was not used in the periods covered by the 10-K for year ended 2009 and the Company does not expect to use the matrix pricing model in the future.  The majority of our collateral dependent loans are valued using updated appraisals, and to a lesser extent, fair value is determined using actual or expected selling prices for loans in contract to sell, if the selling price is lower than the appraisal value.

•                  Tell us the percentage and amounts of your collateral dependent impaired loans that are fair value using other matrix pricing models to those for which you obtain appraisals.

RESPONSE:

At March 31, 2010, the Company had 124 collateral dependent impaired loans with fair values totaling $161.5 million.  Fair values of loans derived from updated appraisals (within last six months) accounted for $127.1 million, or 78.7% of our collateral dependent impaired loans.  Approximately $32.6 million, or 20.2% of our collateral dependent impaired loans, were loans in the process of being sold and for which fair values were based on actual contract selling prices.  As of March 31, 2010, only two loans totaling $1.8 million, or 1.1% of our collateral dependent impaired loans, had fair values determined using discounts on non-current appraisals as updated appraisals were not available for these two loans.  We had no loans priced using a matrix pricing model.

As of December 31, 2009, the Company had 72 collateral dependent impaired loans with fair values totaling $128.8 million.  Fair values of loans derived from updated appraisals (within last six months) accounted for $94.0 million, or 72.9% of our collateral dependent impaired loans.  Approximately $31.7 million, or 24.7% of our collateral dependent impaired loans, were loans in the process of being sold and fair values were based on actual contract selling prices.  As of December 31, 2009, only four loans totaling $3.1 million, or 2.4% of our collateral dependent impaired loans, had fair values determined by discounting non-current appraisals as updated appraisals were not available for these four loans.  We had no loans priced using a matrix pricing model.

6.                                      As a related matter, we note your disclosure on page 50 that you have taken a proactive approach by acquiring updated appraisals on CRE loan collateral.  Given the significant increase in the amount of collateral dependent impaired loans from December 31, 2008 through the quarter ended March 31, 2010, please tell us and revise your future filings to include the following enhanced disclosures related to your use of appraisals for your collateral dependent impaired loans:

RESPONSE:

We have provided for your information below, responses to each bullet-point question regarding disclosures relating to our use of appraisals for collateral dependent impaired loans.  The following is an expected future disclosure regarding our use of appraisals for collateral dependent impaired loans that is similar to the type of disclosure that we plan to include in Note 3 “Fair Value Option and Measurement for Financial Assets and Liabilities” of our Form 10-K future filings as well as Note 4 “Fair Value Measurements for Financial and Non-Financial Assets and Liabilities” of our Form 10-Q future filings.

Disclosure in Future Filings

It is the Company’s policy to update appraisals on all collateral dependent impaired loans every six months or less.  We order appraisals for all loans that have been identified by Company management as non-performing or potentially non-performing at month-end following such identification.  Thereafter, the Company’s Credit Administrator Clerk monitors all of our collateral dependent impaired loans and other non-performing loans on a monthly basis to ensure that updated appraisals are ordered and received at least every six months.  Appraisal reports are typically received by the Company on a timely basis, and we have not experienced significant delays during this process.

Once an appraisal is received, if there is a difference between the updated appraisal value and the balance of the loan, we will either record a special valuation allowance for that difference, or we will charge-it off the difference in accordance with our loan policy.  We do not charge-off or make special allowances for only a portion of the difference between the appraisal value and the balance of the loan.

For any loan that has already been partially charged-off, after we receive an updated appraisal, there will be no change in the classification of that loan unless it satisfies our policy guidelines for returning a non-performing loan to a performing loan.  If the fair value in an updated appraisal is determined to be higher than the loan balance after a charge-off has occurred, no further action is taken.

•                  The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process

RESPONSE:

The Company’s problem loans, especially our potential non-performing loans, are monitored monthly at a meeting with our Chief Credit Officer and the loan officers.  Potential performing and non-performing loans are identified at these meetings and, at each month-end, updated appraisals are ordered for these loans (non-performing and potentially non-performing). Once an appraisal is ordered, we usually receive the report within 3 to 4 weeks.  Early in the month before the end of each quarter, we typically hold a problem loan meeting with the goal of identifying the migration of potential non-performing loans so that we can order updated appraisals as early as possible.  In recent quarters, we have not faced significant time lapses for updated appraisals.  Approximately 97.6% and 98.9% of our collateral dependent impaired loans had updated appraisal values at March 31, 2010 and December 31, 2009, respectively .  Our policy states that impaired or non-performing loans must have updated appraisals that are not older than 6 month.  In conformance with this policy, appraisals are usually ordered and received every six months or less for our collateral dependent impaired loans.

Once an appraisal is received for collateral dependent loans, if any deficiency in collateral value compared to the book balance is found, a specific valuation allowance is recorded on the loan.  In accordance with our policy, charged-off of loans are recorded if in the following situations;

•                  due to bankruptcy, borrower has no equity in assets to recover loan balances

•                  the borrower is deceased and the estate is insolvent

•                  statutory bad debt over 1 year past due, unless well secured and in process of collection

•                  there is a violation of state or federal regulation which precludes the Company’s recovery of loan

•                  there is a deficiency where the market value of the collateral is less than the loan balance and the borrower has no assets or income to support repayment of the loan

•                  In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

RESPONSE:

The Company’s Credit Administrator Clerk monitors our collateral dependent impaired loans, as well as other non-performing loans on a monthly basis. This employee orders appraisals according to procedures in our policy (described above) which dictates that appraisals be updated every six months for all collateral dependent impaired loans. Appraisals are only ordered from an approved list of appraisals. After ordering updated appraisals, the designated employee also follows-up with the appraiser on a regular basis to ensure timely completion of the updated appraisal.  After the updated appraisal arrives at the Company, our appraisal review officer reviews the report for any errors and discrepancies. Another employee the Credit Administrator then reviews the appraisal and assesses the quality of the report with a specific ranking.  These ranking ultimately go to ranking the appraisers on our approved list.  If a specific appraiser consistently received poor scores, the appraiser will be removed from our approved list.

•                  Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal or any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable; and

RESPONSE:

We have certain collateral dependent impaired loans for which a partial amount of principal has been charged-off.  The charged-off amounts represent the difference between the total outstanding balance of the loan and the fair value of the collateral after subtracting selling cost, delinquent property tax, and foreclosure cost.  We generally do not charge-off amounts that are unrelated to the amount that is determined to be the fair value of collateral.

•                  How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

RESPONSE:

For any partially charged-off loans subsequent to receiving an updated appraisal, there is no change unless the loan meets our policy guidelines for returning a non-performing loan to a performing loan.  If the fair value for  updated appraisals is determined to be higher in subsequent to charge-offs, we do not write the amounts up.  It is our policy that a loan must meet certain criteria before it can be return to performing status.  Those criteria are as follows:

a.                     Principal and interest is current and the Company expects repayment of the remaining contractual principal and interest and the borrower has resumed paying the regularly scheduled payments of interest and principal on a loan that is past due and in non-accrual status, even though the loan has not been brought fully current, and the following two criteria have been met:

1.)                 All principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period, and

2.)                 There is a sustained period of repayment performance (generally six months) by the borrower in accordance with the contractual term.

b.                    When the loan otherwise becomes well secured and in the process of collection.

Once a non-performing loan can be classified as performing, a memo is drafted by the credit department requesting a reclassification of a loan.  This internal memo which includes all relevant data pertaining to the loan and the proposed basis for reclassification to performing, is then reviewed by the Chief Credit Officer who will ultimately decide if the loan has the merit to be changed to performing.

Note 5.  Loans Receivable, Loans Held for Sale, and Allowance for Loan Losses, page F-29

7.                                      We note that your impaired loans have increased from $27.9M as of December 31, 2008 to $165.2M and $193.7M as of December 31, 2009 and March 31, 2010, respectively.  Due to the significant increase in impaired loans, please tell us in further detail the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal.  Additionally, please provide us with a detail of your five largest impaired collateral dependent loans as of March 31, 2010, which includes discussion of the following;

•                  when the loan was originated;

•                  the allowance for loan losses associated with the loan, as applicable;

•                  when the loan became impaired;

•                  the underlying collateral supporting the loan;

•                  the last appraisal obtained for the loan, as applicable; and

•                  any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

RESPONSE:

Our impaired loans are monitored on a monthly basis by a loan officer and Company management, as well as at our Problem Loan Committee meetings that are held monthly. These loans are also monitored on a biweekly basis at the Special Asset Committee.  In addition, loan officers monitor impaired loans through site visitations, requesting updated information, as well as meeting with borrowers.  If a loan is classified as impaired, an employee at month-end orders appraisals for all impaired loans that need updated appraisals.  Consequently, appraisals are ordered at least every six months for the impaired loans.

The requested details regarding our five largest impaired collateral dependent loans as of March 31, 2010 are included in the table below:

NOTE #	A	B	C	D	E
CLASS DESCRIPTION	COMM’L R/E	COMM’L R/E	MULITI-FAMILY RESIDENTIAL	MULITI-FAMILY RESIDENTIAL	COMM’L R/E

CHARGED-OFF	1,962,819	0	0	0	0

PRINCIPAL BEFORE CHARGE-OFF	7,962,819	10,000,000	8,999,682	6,010,849	7,434,161

ALLOWANCE FOR LOAN LOSSES	0	0	1,319,174	839,132	1,192,287

LAST APPRAISAL DATE	03/12/10	03/26/10	12/21/09	12/21/09	12/17/09

APPRAISED VALUE	9,300,000	14,000,000	9,110,000	6,870,000	6,350,000

SELLING PRICE	6,000,000	N/A	7,826,309	5,227,158	N/A

FAIR VALUE DETERMINATION	SELLING PRICE	APPRAISAL	SELLING PRICE	SELLING PRICE	APPRAISAL

FAIR VALUE	6,000,000	14,000,000	7,826,309	5,277,158	6,350,000

IMPAIRMENT DATE	03/31/09	09/16/09	09/23/09	09/23/09	03/30/10

NON-ACCRUAL	YES	NO	NO	NO	YES

ORIGINATED DATE	Q2 2008	Q2 2009	Q2 2006	Q1 2007	Q1 2007

The loans designated in the table above as A, C, and D are classified as loans held for sale. Although the appraisal values for these loans were higher than the selling prices at March 31, 2010, to be conservative, the Company used the selling price as the fair value. Loans B and E were valued using their appraisals, as these loans were not expected to be sold at March 31, 2010. Loans B, C, and D as of March 31, 2010 and May 31, 2010 were current, and Loans A and E were past due over 90 days and therefore are in non-accrual status. All of the loans had updated appraisals at March 31, 2010.

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

General

8.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:

As disclosed on page 32 of our 2010 Proxy Statement, the Human Resources Committee of our Board of Directors has reviewed the elements of our compensation programs to determine whether any portion of our compensation practices encouraged excessive risk taking and has concluded that our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.  Below is a discussion of the basis for this determination.

Item 402(s) of Regulation S-K requires the Company to address its policies and practices of compensating employees, including non-executive officers, as they relate to the Company’s risk management practices and risk-taking incentives.  This disclosure is only required, however, to the extent that risks arising from the Company’s compensation policies and practices are reasonably likely to have a material adverse effect on the registrant.

The Company does not believe that its compensation practices are reasonably likely to have any material adverse effect on the Company or its business.  The Company has only one written employment agreement, and that is with its Chief Executive Officer, Joanne Kim.  A summary of the terms of Ms. Kim’s Employment Agreement are included on Page 26 of the Company’s 2010 Proxy Statement.  The agreement does include an annual incentive bonus to be paid to Ms. Kim in an amount equal to four percent of any excess in the Company’s consolidated pre-tax earnings during the current year over the amount of such pre-tax earnings for the prior year.  The Board does not believe, however, that this incentive compensation creates any excessive or material risk for the Company.  Any annual bonus to be paid to Ms. Kim under her employment agreement is limited to 100% of her annual base salary.

Ms. Kim did not receive any incentive bonus in 2009 because the Company’s pre-tax earnings during 2009 did not exceed the Company’s pre-tax earnings for 2008.  Notwithstanding the foregoing, and as described in the section of the Company’s 2010 Proxy Statement entitled “Executive Compensation Considerations Related to TARP,” there are currently restrictions on the Company’s ability to pay any incentive bonuses to Ms. Kim and the Company’s most highly compensated officers.  These officers, including Ms. Kim and the Company’s other named executive officers, have agreed in writing to accept the compensation standards in existence at that time under the TARP Capital Purchase Program, thereby restricting or eliminating some of their contractual or legal rights.

While the Company has informal (i.e., not pursuant to any written agreement) commission compensation arrangements with certain of its other non-executive employees, the Company does not believe that these arrangements are reasonably likely to have a material adverse effect on the Company.  The individual commissions paid to these employees have never exceeded the annual salary that is paid to the Company’s Chief Executive Officer.  These commissions are based upon the levels of loan production of certain of the Company’s loan officers.  The Board believes that any risk created by these types of production incentives are sufficiently mitigated by the Company’s regular loan review and approval process, which is independent of the employee in question.

9.                                      Please tell us why you have not provided the information required by Item 402(j) of Regulation S-K.

RESPONSE:

Item 402(j) of Regulation S-K requires disclosure regarding each contract, plan or arrangement that provides for payment to a named executive officer at, following or in connection with termination or a change of control.  As described in the 2010 Proxy Statement, the Company is currently subject to the restrictions under the Emergency Economic Stabilization Act of 2008 (“EESA”) and implementing regulations.  Included in those restrictions is a prohibition on severance payments and payments upon a change of control to any of the Company’s senior executive officers and the five next most highly-compensated employees.  Each of the company’s named executive officers, including Joanne Kim who is the only officer with a written employment agreement, has signed a waiver of all contractual or legal rights to any compensation that is not permissible under the EESA and the TARP regulations.  Accordingly, no named executive officer is entitled to any severance or change of control.

The Company’s employment agreement with Joanne Kim does require that severance be paid to her under certain circumstances.  Specifically, in the event that Ms. Kim is terminated without cause, her employment agreement provides that her salary would continue for the lesser of six months or the remaining term of the agreement.  Even though Ms. Kim’s employment agreement provides for severance, the Company is not currently permitted to pay any such severance to her as a result of the TARP restrictions on executive compensation.

The Company’s stock incentive plan also provides for acceleration of vesting with respect to certain stock options and restricted stock awards that are held by the Company’s named executive officers.  The acceleration provisions of the Company’s stock incentive plan operates similarly for all Company employees.  Those options have the same acceleration provisions as options held by the Company’s named executive officers.  Based upon the foregoing, no related disclosure is required under Item 402(j) because the plan does not discriminate in scope, terms or operation, in favor of executive officers of the Company and options and restricted stock under the plan are also available generally to all salaried employees.

Compensation Discussion and Analysis, page 18

10.                               Please tell us why you have not disclosed the performance targets that were established with respect to potential incentive bonus amounts for your named executive officers for the 2009 fiscal year.

RESPONSE:

Established performance targets were not disclosed with respect to potential incentive bonus amounts for the named executive officers for year 2009 because no such targets were established by the Board.  The Company’s Board makes the decision to pay bonuses to the named executive officers in its discretion (with the exception of the bonus payable to Joanne Kim pursuant to her employment agreement).  As mentioned previously, however, the Company was not permitted to pay any incentive bonuses to its named executive officers during 2009 because of the TARP executive compensation restrictions.

Long-term Incentive Through Equity Grants, page 24

11.                               Describe how you determined the amount of restricted stock to award your named executive officers.

RESPONSE:

The Company’s decision to issue restricted stock to its named executive officers (and to other Company officers) was primarily driven by the TARP executive compensation restrictions.  Although these restrictions prohibit incentive bonuses to the Company’s five most highly compensated officers (including all of the named executive officers), the TARP regulations permit the Company to issue long-term restricted stock to those officers.  The number of shares of restricted stock issued to each of Joanne Kim, CEO, and Alex Ko, CFO reflects a number of shares of restricted stock with a value less than or equal to 1/3 of their respective base salaries, as is permitted under the applicable TARP regulations.  The Board decided to issue a lower number of shares to the Company’s other officers who are subject to the TARP compensation restrictions.  The number of shares issued to those other officers was determined by the Board in its discretion, taking into consideration factors such as the fair value of the restricted stock and compensation paid to similar officers by the Company’s peers.

Summary Compensation Table, page 27

12.                               Please provide information for five individuals or provide us with a detailed analysis of why you are not required to do so.

RESPONSE:

The individuals for whom information was disclosed include Joanne Kim, Company’s Principal Executive Officer; Alex Ko, the Company’s Principal Financial Officer; and Sung Soo Han, the Company’s only other “executive officer” as that term is defined in Securities Act Rule 405 and Exchange Act Rule 3b-7.  The Board considers these definitions when making its annual determination as to which officers will be “executive officers” of the Company for the purposes of required compensation disclosures.

Director Compensation, page 29

13.                               Please provide a narrative description of your compensation arrangements with respect to stock option awards to directors and disclose whether any director has a different compensation arrangement, identifying that director and describing the terms of that arrangement.

RESPONSE:

There is no formal policy or plan that requires stock options to be issued to the Company’s directors.  The issuance of options to directors is a determination that is made by the Board of Directors in its discretion, after taking into consideration factors such as the fair value of the options and options issued to directors of similarly situated companies.  All directors received the same number of options in 2009, except for Mr. Donald Byun, who received an additional 40,000 options at the time that he joined the Board.  This is similar to stock option grants that have been given to other directors at the time that the joined the Board.

Item 15.  Exhibits, Financial Statement Schedules

14.                               Please amend your Form 10-K and include the employment agreement with your chief executive officer as an exhibit.

RESPONSE:

We will include Ms. Kim’s employment agreement as an exhibit to an amendment to our Form 10-K for year ended 2009.

15.                               Please revise the description of Exhibit 10.21 to indicate that the shared-loss agreements with the FDIC are included with the purchase and assumption agreement.

RESPONSE:

We will clarify that the shared-loss agreements with the FDIC are included with the purchase and assumption agreement in exhibits to an amendment to our Form 10-K for year ended 2009.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (213) 427-6560.

Sincerely,

/s/ Alex Ko
Alex Ko
Chief Financial Officer